August 25, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Peter McPhun and Wilson Lee, Office of Real Estate & Construction

RE:	The Toro Company
Form 10-K for the fiscal year ended October 31, 2021
Filed December 17, 2021
Form 8-K 2.02
Filed June 2, 2022
File No. 001-08649

Dear Messrs. McPhun and Lee

The following information is supplied in response to comments made by the staff (the “Staff”) of the Office of Real Estate & Construction, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated August 15, 2022 (the “Comment Letter”) to Ms. Renee J. Peterson, Vice President, Chief Financial Officer of The Toro Company regarding The Toro Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021 and Current Report on Form 8-K filed on June 2, 2022.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in the Comment Letter. Unless the context indicates otherwise, the terms “company,” “Toro,” “we,” “us,” and “our” refer to The Toro Company and its consolidated subsidiaries. For the convenience of the Staff’s review, we have set forth in bolded text the comments contained in the Comment Letter above each of the company’s corresponding responses.

Current Report on Form 8-K filed June 2, 2022

Exhibit 99.1

Outlook, page 2

1.          Comment:  We note you provided a range for adjusted EPS per diluted share as your full-year fiscal 2022 guidance. However, you did not provide reconciliations to the most directly comparable GAAP measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The company respectfully acknowledges the Staff's comment and advises the Staff that, in future filings, the company will provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K, or to the extent the company is relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), the company will disclose this fact and identify any information that is unavailable and its probable significance.

With respect to the projected range for adjusted EPS per diluted share set forth in the company’s financial guidance for the fiscal year ending October 31, 2022 in the company’s earnings release included in its Current Report on Form 8-K as filed with the Commission on June 2, 2022, the company advises the Staff that the company is relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K as indicated in the following passage within the “Use of Non-GAAP Financial Information” section of the company’s release:

The Toro Company cannot provide quantitative reconciliations of forward-looking non-GAAP financial measures provided herein or in its related earnings call without unreasonable effort because the combined effect and timing of recognition of potential charges or gains is inherently uncertain and difficult to predict. In addition, since any adjustments could have a substantial effect on U.S. GAAP measures of financial performance, such quantitative reconciliations would imply a degree of precision and certainty that could be confusing to investors. From a qualitative perspective, it is anticipated that the differences between the forward-looking non-GAAP financial measures and the most directly comparable GAAP financial measure will consist of items similar to those described in the financial tables later in this release, including, for example and without limitation, certain non-cash, large, and/or unpredictable charges and benefits; acquisitions and dispositions; legal judgments, settlements, or other matters; and tax positions.

In response to the Staff’s comment, the company intends in future filings, as applicable, to add certain additional disclosures to clarify the fact that the company is relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K and to identify more specifically any information that is unavailable and its probable significance. The company anticipates that these additional disclosures will include the following:

•	Add the following language to the clarifying note currently at the end of the Operating Results section of the company’s earnings release to read (added language in bold):

“*Non-GAAP financial measure. Please refer to the “Use of Non-GAAP Financial Information” for details regarding these measures, as well as the tables provided for a reconciliation of historical non-GAAP financial measures to the most comparable GAAP measures.”

•	Revise the disclosure in the “Use of Non-GAAP Financial Information” section of the company’s earnings release to read:

“The Toro Company does not provide a quantitative reconciliation of the company’s projected range for adjusted diluted EPS for fiscal 202X to diluted EPS, which is the most directly comparable GAAP measure, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. The company’s adjusted diluted EPS guidance for fiscal 202X excludes certain items that are inherently uncertain and difficult to predict, including certain non-cash, large and/or unpredictable charges and benefits; acquisitions and dispositions; legal judgments, settlements, or other matters; and tax positions. Due to the uncertainty of the amount or timing of these future excluded items, management does not forecast them for internal use and therefore cannot create a quantitative adjusted diluted EPS for fiscal 202X to diluted EPS reconciliation without unreasonable efforts. A quantitative reconciliation of adjusted diluted EPS for fiscal 202X to diluted EPS would imply a degree of precision and certainty as to these future items that does not exist and could be confusing to investors. From a qualitative perspective, it is anticipated that the differences between adjusted diluted EPS for fiscal 202X to diluted EPS will consist of items similar to those described in the financial tables later in this release, including, for example and without limitation, certain non-cash, large, and/or unpredictable charges and benefits; acquisitions and dispositions; legal judgments, settlements, or other matters; and tax positions. The timing and amount of any of these excluded items could significantly impact the company’s diluted EPS for a particular period.”

2.          Comment:  We note that in sections of the earning release your non-GAAP measures have different labels. For example, adjusted diluted EPS in the first section of the earnings release is labeled adjusted EPS per diluted share in the highlights sections and non-GAAP net earnings per diluted share in the reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Please clarify and/or in future filings, please revise to label your non-GAAP measure consistently.

Response: The Company respectfully acknowledges the Staff's comment and confirms that the terms “adjusted diluted EPS” and “adjusted EPS per diluted share” as used in the highlights section of the company’s earnings release included in its Current Report on Form 8-K as filed with the Commission on June 2, 2022 and the term “non-GAAP net earnings per diluted share” as used in the reconciliation table in the same earnings release are the same non-GAAP measure despite the company’s use of different labels. In response to the Staff’s comment, we intend to consistently refer to this non-GAAP measure as “adjusted diluted EPS” in future filings, as applicable, and also intend to use a consistent label for other non-GAAP measures in future filings, as applicable.

After you have had an opportunity to review the above responses to your comments, please contact me at 952-887-8076 to discuss any further questions or comments you might have.

cc:	Richard M. Olson, The Toro Company
Amy E. Dahl, The Toro Company
James D. Powell, KPMG LLP